UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F Cover Page

Report for the Calendar Year or Quarter Ended June 30, 2009

Check here if Amendment: |_|; Amendment Number: ____

This Amendment (Check only one): |_| is a restatement
                                   |_| adds new holding entries.

Institutional Manager Filing this Report:

Name: TIG Advisors, LLC

Address: 535 Madison Avenue, 37th Floor
          New York, New York 10022

13F File Number: 28-11896

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742

Signature, Place and Date of Signing:

/s/ Robert Rettie   New York, New York   August 13, 2009
-------------------   ----------------------   --------------------
    [Signature]   [City, State]   [Date]

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Report Type: (Check only one):

[X]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting
         manager are reported in this report).

[ ]   13F NOTICE. (Check here if no holdings reported are in this report,
         and all holdings are reported by other reporting managers(s).)

[ ]   13F COMBINATION REPORT. (Check here if a portion of the holdings for
         this reporting manager are reported in this report and a portion are
         reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager: NONE

<PAGE>

Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 2

Form 13F Information Table Entry Total: 65

Form 13F Information Table Value Total: $275,005
                                    (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

Form 13F File Number	Name
28-12869	Tiedemann/Falconer Partners L.P.
28-13433	Arbitrage Associates L.P.

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FORM 13F INFORMATION TABLE

<CAPTION>

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5		COLUMN 6	COLUMN 7	COLUMN 8		
	TITLE		VALUE	SHRS OR	SH/ PUT/	INVESTMENT	OTHER	VOTING AUTHORITY		
NAME OF ISSUER	OF CLASS	CUSIP	(X$1000)	PRN AMT	PRN CALL	DISCRETION	MANAGERS	SOLE	SHARED	NONE
--------------	--------	-----	--------	-------	--- ----	----------	--------	----	------	----
<S>	<C>	<C>	<C>	<C>	<C> <C>	<C>	<C>	<C>	<C>	<C>
ASML HOLDING N V	NY REG SHS	N07059186	1,083	50,000 SH	PUT	SOLE	NONE	50,000		
AXSYS TECHNOLOGIES INC	COM	054615109	3,234	60,285 SH		SOLE	NONE	60,285		
BANK OF AMERICA CORPORATION	COM	060505104	4,092	310,000 SH	PUT	SOLE	NONE	310,000		
BLOCKBUSTER INC	CL A	093679108	132	200,000 SH		SOLE	NONE	200,000		
BLOCKBUSTER INC	CL A	093679108	66	100,000 SH	CALL	SOLE	NONE	100,000		
BOEING CO	COM	097023105	1,063	25,000 SH	PUT	SOLE	NONE	25,000		
BPW ACQUISITION CORP	COM	055637102	2,013	210,225 SH		SOLE	NONE	210,225		
CENTEX CORP	COM	152312104	1,513	178,900 SH		SOLE	NONE	178,900		
CF INDS HLDGS INC	COM	125269100	4,424	59,672 SH		SOLE	NONE	59,672		
CITIGROUP INC	COM	172967101	297	100,000 SH	CALL	SOLE	NONE	100,000		
CITIGROUP INC	COM	172967101	5,791	1,949,600 SH	PUT	SOLE	NONE	1,949,600		
COACH INC	COM	189754104	9,408	350,000 SH		SOLE	NONE	350,000		
COMPANHIA ENERGETICA DE MINA	SP ADR N-V PFD	204409601	3,360	250,000 SH		SOLE	NONE	250,000		
COUGAR BIOTECHNOLOGY INC	COM	222083107	3,514	81,807 SH		SOLE	NONE	81,807		
CVB FINL CORP	COM	126600105	299	50,000 SH	PUT	SOLE	NONE	50,000		
CONTINENTAL AIRLS INC	CL B	210795308	1,329	150,000 SH	PUT	SOLE	NONE	150,000		
DATA DOMAIN INC	COM	23767P109	3,248	97,310 SH		SOLE	NONE	97,310		
DATA DOMAIN INC	COM	23767P109	1,001	30,000 SH	PUT	SOLE	NONE	30,000		
DIAMONDS TR	UNIT SER 1	252787106	4,233	50,000 SH	PUT	SOLE	NONE	50,000		
DIRECTV GROUP INC	COM	25459L106	2,101	85,000 SH	PUT	SOLE	NONE	85,000		
E TRADE FINANCIAL CORP	COM	269246104	223	173,225 SH		SOLE	NONE	173,225		
EMULEX CORP	COM NEW	292475209	1,461	149,417 SH		SOLE	NONE	149,417		
EMULEX CORP	COM NEW	292475209	978	100,000 SH	PUT	SOLE	NONE	100,000		
FOUNDATION COAL HLDGS INC	COM	35039W100	5,216	185,540 SH		SOLE	NONE	185,540		
GOODRICH CORP	COM	382388106	2,499	50,000 SH	PUT	SOLE	NONE	50,000		
HAWAIIAN HOLDINGS INC	COM	419879101	722	120,000 SH		SOLE	NONE	120,000		
HICKS ACQUISITION CO I INC	COM	429086309	1,439	150,000 SH		SOLE	NONE	150,000		
HOME DEPOT INC	COM	437076102	1,654	70,000 SH	PUT	SOLE	NONE	70,000		
ICICI BK LTD	ADR	45104G104	443	15,000 SH		SOLE	NONE	15,000		
INFOSYS TECHNOLOGIES LTD	SPONSORED ADR	456788108	552	15,000 SH		SOLE	NONE	15,000		
INTERSIL CORP	CL A	46069S109	5,971	475,000 SH		SOLE	NONE	475,000		
IPC HLDGS LTD	ORD	G4933P101	4,114	150,486 SH		SOLE	NONE	150,486		
ISHARES TR	BARCLYS 20+ YR	464287432	18,914	200,000 SH		SOLE	NONE	200,000		
KKR FINANCIAL HLDGS LLC	COM	48248A306	186	200,000 SH		SOLE	NONE	200,000		
LAS VEGAS SANDS CORP	COM	517834107	786	100,000 SH	PUT	SOLE	NONE	100,000		
LIBERTY MEDIA CORP NEW	ENT COM SER A	53071M500	3,605	135,000 SH		SOLE	NONE	135,000		
LIBERTY ACQUISITION HLDGS CO	COM	53015Y107	8,150	899,543 SH		SOLE	NONE	899,543		
LSI CORPORATION	COM	502161102	7,068	1,550,000 SH		SOLE	NONE	1,550,000		
MCDONALDS CORP	COM	580135101	1,150	20,000 SH	PUT	SOLE	NONE	20,000		
MGM MIRAGE	COM	552953101	256	40,000 SH	PUT	SOLE	NONE	40,000		
NATCO GROUP INC	CL A	63227W203	1,939	58,887 SH		SOLE	NONE	58,887		
NIKE INC	CL B	654106103	75,081	1,450,000 SH	PUT	SOLE	NONE	1,450,000		
NOVA CHEMICALS CORP	COM	66977W109	5,282	890,787 SH		SOLE	NONE	890,787		
NRDC ACQUISITION CORP	COM	62941R102	2,636	271,990 SH		SOLE	NONE	271,990		
NRG ENERGY INC	COM NEW	629377508	5,114	196,978 SH		SOLE	NONE	196,978		
PEPSI BOTTLING GROUP INC	COM	713409100	1,142	33,748 SH		SOLE	NONE	33,748		
PETRO-CDA	COM	71644E102	2,522	65,300 SH		SOLE	NONE	65,300		
POWERSHARES QQQ TRUST	UNIT SER 1	73935A104	1,819	50,000 SH	PUT	SOLE	NONE	50,000		
POWERSHARES ETF TRUST	WATER RESOURCE	73935X575	294	20,000 SH		SOLE	NONE	20,000		

QUANTUM CORP	COM DSSG	747906204	174	209,319 SH		SOLE	NONE	209,319
SPDR TR	UNIT SER 1	78462F103	5,333	58,000 SH	PUT	SOLE	NONE	58,000
SCHERING PLOUGH CORP	COM	806605101	6,019	239,606 SH		SOLE	NONE	239,606
SHERWIN WILLIAMS CO	COM	824348106	10,992	204,500 SH		SOLE	NONE	204,500
SIMON PPTY GROUP INC NEW	COM	828806109	1,029	20,000 SH	PUT	SOLE	NONE	20,000
SLM CORP	COM	78442P106	125	12,200 SH		SOLE	NONE	12,200
SUN MICROSYSTEMS INC	COM NEW	866810203	5,717	620,103 SH		SOLE	NONE	620,103
TIM PARTICIPACOES S A	SPONS ADR PFD	88706P106	1,482	85,000 SH		SOLE	NONE	85,000
UNITED REFINING ENERGY CORP	COM	911360105	525	53,694 SH		SOLE	NONE	53,694
UNITED STATES OIL FUND LP	UNITS	91232N108	7,586	200,000 SH	CALL	SOLE	NONE	200,000
VALIDUS HOLDINGS LTD	COM SHS	G9319H102	640	29,100 SH		SOLE	NONE	29,100
OPEN JT STK CO-VIMPEL COMMUN	SPONSORED ADR	68370R109	163	13,820 SH		SOLE	NONE	13,820
VIVO PARTICIPACOES S A	SPON ADR PFD NEW	92855S200	3,409	180,000 SH		SOLE	NONE	180,000
WIND RIVER SYSTEMS INC	COM	973149107	1,937	169,038 SH		SOLE	NONE	169,038
WYETH	COM	983024100	10,576	233,006 SH		SOLE	NONE	233,006
ZORAN CORP	COM	98975F101	5,881	539,500 SH		SOLE	NONE	539,500

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